[Letterhead of Baker & McKenzie]

August 21, 2009

Securities and Exchange Commission                                              VIA EDGAR AND
Division of Corporation Finance                                       FEDERAL EXPRESS
100 F Street, N.E.
Mail Stop 3010
Washington, DC  20549

Attention:  Thomas Kluck

Re:	Redwood Mortgage Investors VII, a California Limited Partnership
Form 10-K for the year ended December 31, 2008
File No. 0-19992

Dear Mr. Kluck:

On behalf of Redwood Mortgage Investors VII (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated July 10, 2009 relating to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Partnership’s response.

General

1.
We note that, on pages 2 and 4, you incorporate certain information from your prospectus filed with your registration statement on Form S-11 in 1989 and supplement filed in 1992 for Parts I, II, III, and IV of the Form 10-K.  Please file all relevant pages from your prospectus as an exhibit to the Form 10-K.  Refer to Instruction G of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act.  See also the Division’s Compliance and Disclosure Interpretations on Exchange Act Forms, Question 104.11.  Also revise page 2 of the Form 10-K to include all sections of the 10-K that incorporate by reference.

Response:  In all future reports, we undertake to file as exhibits to the report, copies of the relevant pages of the prospectus or supplement containing information incorporated by reference in such report.

We also undertake to revise page 2 of future Form 10-Ks to include all sections of the 10-K that incorporate by reference.  For example, if a future 10-K incorporates by reference  the same sections that  were  incorporated by  reference into  the  most recent 10-K, then that future 10-K would include disclosure in the last paragraph on page 2 of the 10-K that would read substantially as follows:

“Portions of the Prospectus dated October 20, 1989, included as part of the Registration Statement on Form S-11 (SEC File No. 33-30427), and Supplement No. 5 dated February 14, 1992, are incorporated in the following sections of this report:

•	Part I – Item 1 - Business
•	Part II – Item 5 – Market for the Registrant’s “Limited Partnership Units,” Related Unitholder Matters and Issuer Purchases of Equity Securities
•	Part III – Item 11 –Executive Compensation
•	Part III – Item 13 – Certain Relationships and Related Transactions, and Director Independence”

2.
It appears that your disclosure in the business section and other Parts of the Form 10-K, in which you incorporate by reference information from 1989 and 1992, should be updated.  In future filings, please update these sections to include the disclosure required by Form 10-K and the applicable item requirements in Regulation S-K.  For example, please describe in greater detail the partnership’s general business, management’s compensation, and related transactions.  Please tell us how you intend to comply.

Response:   We undertake to update the referenced sections of the Form 10-K as follows:

The relevant portions of the following sections, which were incorporated by reference into the most recent Form 10-K, will be set forth in the text of future Form 10-Ks and updated as needed:

•	“Investment Objectives and Criteria”

•	“Compensation of the General Partners and Affiliates”

•	“Conflicts of Interest”

We anticipate that the Form 10-K will not incorporate by reference these sections from the prospectus or the supplement, but to extent they are incorporated by reference, we will attach the incorporated pages as exhibits to the Form 10-K.

We believe that the following sections, which were incorporated by reference into the most recent Form 10-K, do not need any updating and will probably not need to be updated in future filings:

Securities and Exchange Commission                                                                                                                     Page 2
August 21, 2009

•	“Description of Units”

•	“Summary of the Limited Partnership Agreement”

These sections set forth descriptions and summaries of partnership units and the partnership agreement, and those units and agreement have not been modified since the prospectus was filed.  We anticipate that it is unlikely they will be modified in the future.  Assuming that they are not modified, we may either set forth those sections in the text of the Form 10-K or incorporate them by reference to the prospectus.  If we incorporate them by reference, we will attach the incorporated pages as exhibits to the Form 10-K.

Business, page 4

3.	Please tell us the typical maturity terms of your loans and the percentage that are interest only. Similar disclosure should be provided in future filings.

Response:  As of December 31, 2008, 48% of the Partnership’s loans (representing 46% of the aggregate principal balance of the Partnership’s loan portfolio) are interest-only.  The remaining loans are partially amortizing.

As of December 31, 2008, 59% of the Partnership’s loans have a five year term from loan inception.  The remaining loans have various terms ranging from three to ten years from loan inception.

We undertake to provide in future 10-K filings similar disclosures regarding the typical maturity terms of our loans and the percentage that are interest only, as updated for the relevant filing period.

4.
On page 8, we note that you allow borrowers to continue to make payments on debts that are matured and that your experience indicates that loans can be refinanced or repaid before and after the maturity date.  From your disclosure on page 15, it appears one of the two mature loans are also behind on their interest payments.  Please tell us the interest rates applicable to the mature loans.  Also, tell us your experience involving refinancing in this current market as it appears to be an important aspect of your business since your maturity terms are shorter than typical mortgages

Response: The two mature loans at December 31, 2008 bear interest at a fixed rate of 8.5% and 11.00% on principal balances of $214,999 and $189,443, respectively.  The $214,999 loan with an interest rate of 8.5% was delinquent 90 days or more on its interest payment, as of December 31, 2008.  We undertake to provide in future 10-K filings similar disclosures regarding the interest rates and other relevant information applicable to mature loans.

Securities and Exchange Commission                                                                                                                     Page 3
August 21, 2009

We make reference to the following disclosure in “Management Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” on page 16 of the Partnership’s most recent 10-K filing:

“Cash is generated from borrower payments of interest, principal, loan payoffs and from the partnership’s sale of real estate owned properties.  Currently the credit and financial markets are facing a significant and prolonged disruption.  As a result, loans are not readily available to borrowers or purchasers of real estate.  These credit constraints impacted the partnership and our borrowers’ ability to sell properties or refinance their loans in the event they have difficulty making loan payments or their loan matures.  A slow down or reduction in loan repayments would likely reduce the partnership’s cash flows and restrict the partnership’s ability to invest in new loans or provide earnings and capital distributions.”

We believe that the foregoing disclosure adequately describes how the current credit market has constrained the ability of our borrowers to refinance their loans.  In light of the Staff’s comment, however, we undertake to include additional disclosures in future 10-K filings regarding our experience involving refinancings in the then-current market (to the extent refinancings continue to be constrained by the credit markets during the relevant filing period).  For example, if our borrowers continue to experience difficulty refinancing their loans during future periods, we would propose to add additional disclosures in the 10-K substantially as follows:

“Cash is generated from borrower payments of interest, principal, loan payoffs and from the partnership’s sale of real estate owned properties.  Currently the credit and financial markets are facing a significant and prolonged disruption.  As a result, loans are not readily available to borrowers or purchasers of real estate.  These credit constraints impacted the partnership and our borrowers’ ability to sell properties or refinance their loans in the event they have difficulty making loan payments or their loan matures.  Borrowers are also generally finding it more difficult to refinance or sell their properties due to the general decline in California real estate values in recent years. The partnership’s loans generally have shorter maturity terms than typical mortgages.  As a result, constraints on the ability of our borrowers to refinance their loans on or prior to maturity have had and will likely continue to have a negative impact on their ability to repay their loans.  In the event a borrower is unable to repay a loan at maturity due to its inability to refinance the loan or otherwise, the partnership may consider extend the maturing loan through workouts or modifications, or foreclosing on the property as the general  partners  deem appropriate based  on their  evaluation  of  each

Securities and Exchange Commission                                                                                                                     Page 4
August 21, 2009

individual loan.  A slow down or reduction in loan repayments would likely reduce the partnership’s cash flows and restrict the partnership’s ability to invest in new loans or provide earnings and capital distributions.”

5.	Please provide us with a discussion of the regulatory oversight your business operations are subject to. Similar disclosure should be provided in future filings.

Response:  A discussion of the regulatory oversight to which our business is subject is attached as Appendix A.  We undertake to include similar disclosure in future 10-K filings.

Item 2 – Properties, page 8

6.
We note that you acquired a commercial agricultural property and that your investment in the property was up to $633,386 and there is an outstanding mortgage of $500,000.  Please tell us the tenant of this property and the lease terms currently in place, if applicable, and the revenue per square foot, or other applicable unit, for this property.  Similar disclosure should be provided in future filings.  Alternatively, tell us why such disclosure is not material.

Response:  We advise the Staff that the referenced property is not currently being leased and accordingly, is not generating any revenue.  The Partnership is currently evaluating plans for the disposition or use of this property.  To the extent this property is leased or otherwise used in revenue-generating activities in the future, we undertake to disclose in a future filing the tenant of the property, the lease terms and the revenue per square foot (as applicable).

In order to clarify that the property is not currently being leased, the Partnership added the following additional disclosure in the third paragraph under Note 4 (Real Estate Held) to the “Financial Statements” on page 13 of the Partnership’s Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 14, 2009:

“In August 2008, the partnership acquired through foreclosure, a commercial-agricultural property encumbered by a first deed of trust securing a loan in the amount of $500,000 held by a third-party lender (see Note 6).  As of June 30, 2009, the partnership’s investment in this property was $634,756, less a reserve of $10,000.  This property is not currently being leased and is not generating any revenue.  The partnership is currently evaluating plans for the disposition or use of this property.”

Securities and Exchange Commission                                                                                                                     Page 5
August 21, 2009

7.
We note that in 2005 you acquired a multi-unit property.  Please tell us your percentage ownership of the noted property.  Also, we note that your total investment is up to $1.07 million.  Please tell us the revenue per square foot, or other applicable unit, and the occupancy rate for this property for the last two fiscal years.

Response:    As disclosed in Note 2 (under the paragraph captioned “Investment in limited liability company”) and Note 6 to the “Financial Statements” on pages 32 and 37 of its most recent Form 10-K, the Partnership owns 8% of the interests in Larkin Property Partnership LLC, the entity which owns the multi-unit property.  Three affiliates of the Partnership own the remaining 92% of the interests.  In future 10-K filings, we undertake to provide similar disclosure of the Partnership’s ownership interest in “Item 2—Properties” of the Form 10-K.

We advise the Staff that this property has not been leased or occupied since its acquisition in 2005 and has not generated any revenues, as it was acquired through foreclosure in a vacant state.  Following acquisition of the property, the Partnership and the other affiliated owners have been making improvements to the property.  Once such renovations are completed, the Partnership plans to list the property for sale.  While it is not currently anticipated that the property will be leased in the future, to the extent it is leased or used in other revenue generating activities prior to its planned sale, we undertake to disclose in a future filing the revenue per square foot (or other applicable unit) and the occupancy rate for the property.

In order to clarify that the property is not currently being leased, the Partnership added the following additional disclosure in Note 5 (Investment in Limited Liability Company) to the “Financial Statements” on page 14 of the Partnership’s Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 14, 2009:

“In February 2005, the partnership acquired through foreclosure a multi-unit property located in an upscale neighborhood in San Francisco.  At the time the partnership took ownership of the property, the partnership’s investment totaled $836,702 including accrued interest and advances.  This property is jointly owned with three other affiliated partnerships.  Upon acquisition the partnership transferred its interest (principally land and building) to Larkin Property Company, LLC (“Larkin”).  The partnership owns 8% of the interests in Larkin and 92% is owned by three other affiliates of the partnership.  No allowance for loss has been set aside as management believes the fair value of the property exceeds the combined partnerships’ investment in the property.The property has not been leased or occupied since its acquisition in 2005 and has not generated any revenues.  The partnership and the other affiliated owners have made and are continuing   to  make   additional   improvements  to   the   property   in

Securities and Exchange Commission                                                                                                                     Page 6
August 21, 2009

preparation for the planned sale of the property.  As of June 30, 2009, the partnership has capitalized $327,716 in costs, net of recovery in 2006 from the guarantors of the original loan, related to this property.  At June 30, 2009, the partnership’s investment in Larkin totaled $1,164,418.”

Market for the Registrant’s “Limited Partnership Units,” page 9

8.
We note the disclosure of your dividends on a percentage basis.  Please tell us the actual amount of dividends declared per unit.  In future filings, please disclose the amount declared and break down such amount between cash and reinvestment.

Response:  When a limited partner invests in the Partnership, the limited partner receives one unit for each one dollar ($1) invested.  At the time of such investment, the limited partner elects to either (i) receive monthly or annual distributions of cash flow, or (ii) to permit such allocable share of cash flow to be credited to the partner’s capital account and to have the compounded amount credited to his capital account.  The Partnership does not have a distribution reinvestment plan and accordingly, does not issue further units to those who elect to leave their earnings to compound.  Instead, with respect to those limited partners who elect to leave their earnings to compound, the Partnership credits their capital accounts with such earnings.  Thus, the concept of dividends declared per unit does not fit with how the Partnership operates.

Instead, the Partnership sets forth the net income per $1,000 invested.  See the Statements of Income and Note 2 (Summary of Significant Accounting Policies – Net Income per $1,000 invested) to the Financial Statements on pages 25 and 32 of the Partnership’s most recent Form 10-K.

We would propose to include in “Item 5 – Market for the Registrant’s “Limited Partnership Units”, Related Unitholders and Issuer Purchasers of Equity Securities” of future Form 10-Ks, the following additional disclosure (as updated for future periods):

“During the years 2006, 2007 and 2008, net income per $1,000 invested by limited partners on compounding accounts was $55, 55, and $50, respectively; such net income was credited to such limited partners’ capital accounts.  During the years 2006, 2007, and 2008, net income per $1,000 invested by limited partners on monthly distributing accounts was $54, $54 and $49, respectfully; such net income was paid out as distributions to such limited partners.”

Securities and Exchange Commission                                                                                                                     Page 7
August 21, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 12

9.
We note your disclosure indicates that recent trends in the economy have been taken into consideration in your process of arriving at the allowance for loan losses.  Explain to us and clarify in future filings with some specificity how the recent trends in the economy impacted your analysis of the present value of future cash flows from loans.  In your response, please share any significant changes you have made to assumptions related to estimating collections on loans, the valuation of collateral and the effective interest rate used to discount cash flows to present value.

Response:  In arriving at our estimate for the allowance for loan losses, recent trends in the economy are taken into consideration.  Because the Partnership is an asset based lender, the most significant economic trend that impacts our allowance for loan losses is the fair value of California real estate.  During periods of declining real estate values we would expect this trend to have a negative impact on our estimated allowance for loan losses. During periods of appreciating real estate values we would expect this trend to have a positive impact. During 2008, residential real estate values declined from their 2007 levels. This trend has continued into 2009. Consistent with this trend our estimated allowance for loan losses has increased in 2008 and continues to increase in 2009.

In determining the amount by which to reduce the carrying amount of a loan, we do not look to the present value of future cash flows discounted at the loan’s effective rate. Rather, as the Partnership’s loans are collateral dependent, we look to the estimated fair value of the related collateral.

We undertake to explain and clarify in future filings that California real estate values (and to the extent applicable for such future filing period, other material economic trends) are taken into consideration in our process of arriving at the allowance for loan losses during such filing period.

Securities and Exchange Commission                                                                                                                     Page 8
August 21, 2009

Related Parties, page 12

10.
We note that a portion of the fees chargeable to the general partners or their affiliates were waived.  Please tell us if such waiver was needed in order for you to have sufficient funds to declare your dividends or satisfy withdrawal requests.  Also, tell us the criteria used to determine the amounts waived.  Please provide similar disclosure in future filings.

Response:    We hereby advise the Staff that the fee waivers were not made for the purpose of providing (nor were they needed to provide) the Partnership with sufficient funds to satisfy withdrawal requests.  Further, such fee waivers were not made in order to meet any required level of distributions from the Partnership as the Partnership has no such required level of distributions. Fees were waived simply to enhance returns and distributions to the limited partners, the investors.  Neither Redwood Mortgage Corp. (with respect to mortgage services fees) nor the general partners (with respect to asset management fees) use any specific criteria when deciding the exact amount of fees to be waived.  The decision to waive fees and the amount, if any, to be waived, is made by Redwood Mortgage Corp. or the general partners in their sole discretion.

In response to the Staff’s comment, the Partnership added the above disclosures in “Management Discussion and Analysis of Financial Condition and Results of Operation— Related Parties” on pages 19-20 of the Partnership’s Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 14, 2009.  We undertake to continue to provide similar disclosures in future filings.

Liquidity and Capital Resources, page 17

11.
We note your disclosure of withdrawals by limited partners.  Please tell us if you have been able to satisfy all withdrawal requests in the last fiscal year.  If not, please quantify the amount not satisfied and tell us the order that you will use to determine how the remaining request are filled.  To the extent applicable, please provide similar disclosure in future filings.

Response:  We advise the Staff that the Partnership has been able to satisfy all withdrawal requests in the last fiscal year and during the current year to date.

In response to this comment, the Partnership added the following disclosure in “Management Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” on page 25 of the Partnership’s Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 14, 2009:

Securities and Exchange Commission                                                                                                                     Page 9
August 21, 2009

“To date, the partnership has satisfied all withdrawal requests by limited partners.”

We undertake to continue to provide similar disclosure in future filings regarding the Partnership’s ability, or inability, to satisfy withdrawal requests.  To the extent the Partnership is unable to satisfy all withdrawal requests in any future fiscal year, the Partnership undertakes to further disclose in the Form 10-K for the relevant year, the amount of withdrawal requests not satisfied and the order in which the Partnership will use to determine how the remaining request are filled.

Loans, Secured by Deeds of Trust, page 29

12.
We note that you have identified only one loan as being impaired as of December 31, 2008.  In light of the fact that you have identified four loans that are past due 90 or more days as of December 31, 2008 and that you restructured three loans during 2008 (as noted on page 15), please share with us the considerations you made in reaching the conclusion that only one loan was impaired as of December 31, 2008.  In your response, please address why you have not considered the 2008 restructured loans to be impaired under the guidance of paragraphs 8 and 9 of SFAS 114.

Response:  In reviewing the Partnership’s loan portfolio for potential impairment, we follow the guidance of paragraphs 8 and 9 of SFAS 114.  In accordance with paragraph 8, we do not consider a loan impaired during a period of delay in payment if we expect to collect all amounts due, including accrued interest at the contractual interest rate for the period of delay.

Most of the Partnership’s loans will be for a period of 1 to 5 years, and generally not more than 15 years.  Most loans will provide for payments of interest only or are partially amortizing with a “balloon” payment of principal payable in full at the end of the term. Some loans may provide for the deferral and compounding of all or a portion of accrued interest for various periods of time.  The Partnership generally will not grant borrowers an option to refinance or extend the loan at the time the loan is made.  However, the Partnership may agree to extend or refinance a loan at its maturity if deemed appropriate and advisable for business reasons or in light of the then-current economic climate or other factors.

The Partnership is an asset based lender. It may consider the income level and general creditworthiness of a borrower to determine his or her ability to repay the loan according to its terms, but such considerations are subordinate to a determination that a borrower has sufficient equity in the security property to satisfy our loan-to-value ratios.  Therefore, loans may be made to borrowers who are in default under other  of their obligations  (e.g., to consolidate their debts)  or who  do

Securities and Exchange Commission                                                                                                                    Page 10
August 21, 2009

not have sources of income that would be sufficient to qualify for loans from other lenders such as banks or savings and loan associations.

A provision is made for loan losses to adjust the allowance for loan losses to an amount we consider to be adequate. As the loans are collateral dependent, the Partnership’s determination of the adequacy of the allowance and ultimately the potential loan impairment is based on its assessed fair value of the property securing the loan. If the collateral fair value is not considered to be sufficient to provide for the loan balance, including any accrued interest, late fees and advances on loans, we consider the loan to be impaired, discontinue the accrual of interest and record an allowance for loan losses.

The Partnership restructured three loans by extending the maturity date, lowering the interest rate or reducing the monthly payment. Of those restructurings, one was considered a troubled debt restructuring in accordance with SFAS 114 and we recognized an accounting loss on this loan. In future filings we will specifically refer to these types of loan restructurings, if any, as troubled debt restructurings to minimize any confusion.

Note 5 – Real Estate Held, page 36

13.
You disclose that in December 2008 you, along with two other affiliates, sold your only property to an affiliate of Redwood Mortgage Corp. for the property’s current market value, and that you recognized a gain of $316,314 on the sale.  It appears that this sale was between entities under common control; in light of this, please tell us what consideration you gave to recording the difference between the sale price and your carrying amount as a capital contribution.

Response:  In responding to your comment, we thought it might be helpful to first provide an overview of the entities involved.  The general partners of the Partnership are Michael R. Burwell, an individual, and Gymno Corporation, a California corporation whose stockholders are Michael R. Burwell and two trusts both of whose trustee is Michael R. Burwell.  Redwood Mortgage Corp. is a wholly-owned subsidiary of The Redwood Group, LTD., which is owned by Michael R. Burwell and the Irrevocable Burwell Family Trust.  Weeks LLC, the entity that purchased the property from the Partnership, is wholly-owned by Redwood Mortgage Corp.  The Partnership’s capital structure is 99.87% comprised of limited partners, with no affiliation to the general partners.

In accordance with EITF 04-5, Determining Whether a General Partner, or the General Partners As a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, we determined that the rights of the limited partners overcome  the presumption of control by the general partners as the

Securities and Exchange Commission                                                                                                                     Page 11
August 21, 2009

limited partners have a substantive ability to dissolve the limited partnership and to remove the general partners without cause. Specifically, a majority of the outstanding limited partners may, without permission of the general partners, vote to: (i) terminate the partnership, (ii) amend the limited partnership agreement, (iii) approve or disapprove the sale of all or substantially all of the assets of the partnership and (iv) remove or replace one or all of the general partners.

In accounting for the sale of the property from the Partnership to Weeks LLC, we followed the guidance in SFAS 66, Accounting for Sales of Real Estate. Specifically, we determined that: (i) the sale was complete, (ii) the risks and rewards of ownership were transferred to Weeks LLC (i.e., the Partnership has no continuing involvement with the property), (iii) Weeks LLC’s initial investment (20% cash) meets the down payment requirements for the type of property as specified by SFAS 66 and (iv) Weeks LLC’s continuing investment is adequate (a secured loan at 7.00%, amortized for 20 years, due in full in January 1, 2016).

The sales price of the property was determined as the then current fair market price based on an appraisal performed by an independent nationally recognized appraiser.   We reviewed the data utilized by the appraiser, particularly the comparable sales data to determine that the appraised value appeared reasonable, was derived from representative comparable properties and was determined in accordance with recognized valuation techniques.  It should be noted that the property sold had been held for a period of years (since 1993), and was of the type that was expected to appreciate in value given the changes in real estate values for the geographic area experienced during this time period. The gain on sale of the property was realized essentially in its entirety by the limited partners, who are independent of the general partners and related entities and are entitled to 99% of the income allocations and distributions of the Partnership.

We considered whether the sale of the property to an entity under common control with the general partners should be treated as a capital contribution from the general partners. Because the general partners do not control the Partnership and the gain on the sale was realized almost entirely by the limited partners, we believed that reflecting the transaction as a capital contribution from the general partners would not reflect the economic substance of the transaction whereas recognizing the gain on the sale would reflect the economic substance of the transaction for the limited partners who are the primary users of the financial statements.

Securities and Exchange Commission                                                                                                                     Page 12
August 21, 2009

Item 15 – Exhibits and Financial Statement Schedules

14.
We note that most of the exhibits listed on page 49 are incorporated by reference from your Form S-11 registration statement.  Please advise us whether any of these exhibits have been modified since they were filed with the registration statement.  See Rule 12b-32(b) of the Exchange Act.

Response:  We advise the Staff that none of these exhibits have been modified in any material respect since they were filed with the registration statement.

Form 10-Q for the period ended March 30, 2009

Allowance for Losses, page 21

15.
On page 21 of your Form 10-Q for the period ended March 30, 2009, we note there were four loans that have matured or are past due owning interest payments of $882,907.  Please tell us the aggregate principal amounts of those loans and whether they are secured by first, second, or third deeds of trust.  Also, tell us your intention with these four loans.  To the extent similar delinquencies are experienced, similar disclosure should be provided in future filings.

Response:  We advise the Staff that $882,907 is the aggregate principal balance of the four loans that have matured or have interest payments 90 days or more past due as of March 30, 2009, rather than the amount of the past due interest.  In future filings, we will clarify our disclosure to avoid potential confusion.

As of March 31, 2009, three of the four loans, with an aggregate principal balance of $667,908 and a weighted average interest rate of 9.11%, were secured by first deeds of trust.  The remaining loan, with a principal balance of $214,999 and an interest rate of 8.50%, was secured by a second deed of trust.

With respect to these four loans, the Partnership intends to try to collect such payments in full.  If collection is not successful, the Partnership may consider entering into a workout agreement, restructuring the loan or foreclosing on the property as the general partners deem appropriate based on their evaluation of each such loan.

In order to provide the additional disclosures requested by the Staff, we revised the disclosures in “Management Discussion and Analysis of Financial Condition and Results of Operation —Allowance for Losses” on page 23 of the Partnership’s Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 14, 2009, as follows:

Securities and Exchange Commission                                                                                                                    Page 13
August 21, 2009

“At June 30, 2009, the partnership’s loan portfolio had four loans 90 days or more past due in interest payments, with an aggregate principal balance of $1,243,444 and a weighted average interest rate of 8.52%.  Three of these loans are secured by a first deed of trust and one is secured by a second deed of trust.  At such date, the partnership also had one loan past maturity with a principal balance of $214,992 bearing an interest rate of 8.50%.  This loan is secured by a second deed of trust.  With respect to the loans that have matured or are past due in interest payments, the partnership will attempt to collect such amounts in full and, if collection is not successful, the partnership may consider entering into a workout agreement, restructuring the loan or foreclosing on the property as the general partners deem appropriate based on their evaluation of each individual loan.”

To the extent similar delinquencies are experienced in future periods, we undertake to provide in future filings similar disclosures (as updated for the relevant filing periods) regarding the aggregate principal amounts, priority of security positions and the Partnership’s intentions as to the delinquent loans.

16.
We note that the partnership entered into two workout agreements during the past year and three such agreements for the period ended March 30, 2009.  You disclose the typical workout agreement.  Please tell us the modifications made in those workouts and how that impacts your cash flow.  To the extent workouts are made in future periods, please provide similar disclosure in future filings.

Response:  We respectfully inform the Staff that the above comment incorrectly states the number of workout agreements during the relevant periods.  As disclosed in the Partnership’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended March 30, 2009, one workout agreement existed at December 31, 2008 and two workout agreements existed at March 31, 2009.

We respectfully submit that if the Partnership is required to disclose how each loan, which is the subject of a workout agreement, has been specifically modified, such disclosure would cause competitive harm to the Partnership.  In future workout situations, other borrowers might cite such modified terms, which otherwise would be confidential, to argue for similar or better terms in their situations, which would put the Partnership at a disadvantage.  Also, disclosing how a specific loan has been modified might raise privacy issues with the related borrower.

With respect to the impact on cash flow of the workout agreements, these agreements are one of several factors that affect cash flow.  Those factors are discussed in the “Management Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” on page 16 of the most recent Form 10-K.   The Partnership has not, in the past,  quantified each such factor

Securities and Exchange Commission                                                                                                                    Page 14
August 21, 2009

and, it would be quite difficult and time consuming to do so.  With respect to the current cash flow situation, as noted in the response to comment 11 above, to date, the Partnership has had sufficient funds to satisfy all withdrawal requests.  The Partnership has also had sufficient funds to pay distributions.

In response to this comment, the Partnership added the following disclosure in the fourth paragraph under “Management Discussion and Analysis of Financial Condition and Results of Operation— Allowance for Losses” on page 23 of the Partnership’s Form 10-Q for the period ended June 30, 2009, as filed with the SEC on August 14, 2009:

“By deferring maturity dates of balloon payments or deferring past due payments, workout agreements may adversely affect our cash flow.”

We undertake to continue to provide similar disclosure in future filings.

*  *  *  *  *

Other Matters

In Appendix B hereto, the Partnership has provided the acknowledgements requested by the Staff’s comment letter.

Should you have any question pertaining to this filing, you may reach the undersigned by telephone at (415) 576-3028 and via facsimile at (415) 576-3099.  Thank you for your assistance.

Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader

Securities and Exchange Commission                                                                                                                    Page 15
August 21, 2009

Appendix A

HOW WE ARE REGULATED

General. We are subject to various federal, state and local laws, rules and regulations that affect our business.  Following is a brief description of certain laws and regulations which are applicable to our business.  The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere in this Form 10-K, do not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

Regulations Applicable to Mortgage Lenders and Servicers.  We and Redwood Mortgage Corp., which originates and services our loans, are heavily regulated by laws governing lending practices at the federal, state and local levels.  In addition, proposals for further regulation of the financial services industry are continually being introduced.

These laws and regulations to which we and Redwood Mortgage Corp. are subject include those pertaining to:

•	real estate settlement procedures;
•	fair lending;
•	truth in lending;
•	compliance with federal and state disclosure requirements;
•	the establishment of maximum interest rates, finance charges and other charges;
•	secured transactions and foreclosure proceedings; and
•	privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers.

Some of the key federal and state laws affecting our business include:

•
Real Estate Settlement Procedures Act (RESPA). RESPA primarily regulates settlement procedures for real estate purchase and refinance transactions on residential (1-4 unit) properties.  It prohibits lenders from requiring the use of specified third party providers for various settlement services, such as appraisal or escrow services.  RESPA also governs the format of the good faith estimate of loan transaction charges and the HUD-1 escrow settlement statement.

•
Truth in Lending Act.  This federal act was enacted in 1968 for the purpose of regulating consumer financing and is implemented by the Federal Reserve Board.  For real estate lenders, this act requires, among other things, advance disclosure of certain loan terms, calculation of the costs of the loan as demonstrated through an annual percentage rate (APR), and the right of a consumer in a refinance transaction on their primary residence to rescind their loan within three days following signing.

•
Home Ownership and Equity Protection Act (HOEPA) and California Bill 489.  HOEPA was passed in 1994 to provide additional disclosures for certain closed-end home mortgages.  In 1995, the Federal Reserve Board issued final regulations governing “high cost” closed-end home mortgages with interest rates and fees in excess of certain percentage or amount thresholds.  These regulations primarily focus on additional disclosure with respect to the terms of the loan to the borrower, the timing of such disclosures, and the prohibition of certain loan terms, including balloon payments and negative amortization.  The failure to comply with the regulations will render the loan rescindable for up to three years. Lenders can also be held liable for attorneys’ fees, finance charges and fees paid by the borrower and certain other money damages.  Similarly in California, Assembly Bill 489, which was signed into law in 2001 and became effective as of July 1, 2002, provides for state regulation of “high cost” residential mortgage and consumer loans secured by liens on real property, which equal or exceed the Fannie Mae/Freddie Mac conforming loan limits or less, with interest rates and fees exceeding a certain percentage or amount threshold. The law prohibits certain lending practices with respect to high cost loans, including the making of a loan without regard to the borrower’s income or obligations.  When making such loans, lenders must provide borrowers with a consumer disclosure, and provide for an additional rescission period prior to closing the loan.

•
Mortgage Disclosure Improvement Act.  Enacted in 2008, this act amended the Truth in Lending Act regulating the timing and delivery of loan disclosures for all mortgage loan transactions governed under RESPA.

•
Home Mortgage Disclosure Act.  This act was enacted to provide for public access to statistical information on a lenders’ loan activity.  It requires lenders to disclose certain information about the mortgage loans it originates and purchases, such as the race and gender of its customers, the disposition of mortgage applications, income levels and interest rate (i.e. annual percentage rate) information.

•
Red Flags Rule. The Red Flags Rule, which becomes effective on August 1, 2009, requires lenders and creditors to implement an identity theft prevention program to identify and respond to loan applications in which the misuse of a consumer’s personal identification may be suspected.

•
Graham-Leach-Bliley Act.  This act requires all businesses which have access to consumers’ personal identification information to implement a plan providing for security measures to protect that information.  As part of this program, we provide applicants and borrowers with a copy of our privacy policy.

Recent or Pending Legislation and Regulatory Proposals. The recent credit crisis has led to an increased focus by federal, state and local regulatory authorities on the mortgage industry.  Federal and state regulators are considering a broad variety of legislative and regulatory proposals covering mortgage loan products, loan terms and underwriting standards, risk management practices and consumer protection, which could have a broader impact across the mortgage industry.  In addition, the U.S. economy is currently experiencing a prolonged and severe recession, which has and will likely continue to cause increased delinquencies, continued home price depreciation and lower home sales.  In response to these trends, the U.S. government has taken several actions which are intended to stabilize the housing market and the banking system, maintain lower interest rates, and increase liquidity for lending institutions. These actions are intended to make it easier for borrowers to obtain mortgage financing or to avoid foreclosure on their current homes.  It is too early to tell whether these legislative and regulatory initiatives, actions and proposals will achieve their intended effect or what impact they will have on our business and the mortgage industry generally.

Following is a brief description of several key initiatives, actions and proposals that may impact the mortgage industry:

•
Guidance on Nontraditional Mortgage Product Risks. On September 29, 2006, the federal banking agencies issued guidance to address the risks posed by nontraditional residential mortgage products, that is, mortgage products that allow borrowers to defer repayment of principal or interest. The guidance instructs institutions to ensure that loan terms and underwriting standards are consistent with prudent lending practices, including consideration of a borrower’s ability to repay the debt by final maturity at the fully indexed rate and assuming a fully amortizing repayment schedule; requires institutions to recognize, for higher risk loans, the necessity of verifying the borrower’s income, assets and liabilities; requires institutions to address the risks associated with simultaneous second-lien loans, introductory interest rates, lending to subprime borrowers, non-owner-occupied investor loans, and reduced documentation loans; requires institutions to recognize that nontraditional mortgages, particularly those with risk-layering features, are untested in a stressed environment; requires institutions to recognize that nontraditional mortgage products warrant strong controls and risk management standards, capital levels commensurate with that risk, and allowances for loan and lease losses that reflect the collectibility of the portfolio; and ensure that consumers have sufficient information to clearly understand loan terms and associated risks prior to making product and payment choices. The guidance recommends practices for addressing the risks raised by nontraditional mortgages, including enhanced communications with consumers; promotional materials and other product descriptions that provide information about the costs, terms, features and risks of nontraditional mortgages; more informative monthly statements for payment option adjustable rate mortgages; and specified practices to avoid.  In January 2008, in response to this federal guidance on non-traditional mortgage loans, California enacted SB 385 which requires lenders offering non-traditional mortgages on primary residential properties to provide additional disclosure information pertaining to the terms of the loan offered, as well as a comparison to other loan products that may be available in the marketplace.  The California Department of Real Estate defines ‘non-traditional’ mortgages as those in which there is a deferral of either principal or interest in the loan.  We do not make non-traditional loans on primary residential properties.

•
Guidance on Loss Mitigation Strategies for Servicers of Residential Mortgages.  On September 5, 2007, the federal banking agencies issued a statement encouraging regulated institutions and state-supervised entities that service residential mortgages to pursue strategies to mitigate losses while preserving homeownership to the extent possible and appropriate.  The guidance encourages servicers to take proactive steps to preserve homeownership in situations where there are heightened risks to homeowners losing their homes to foreclosures.  Such steps may include loan modification; deferral of payments; extensions of loan maturities; conversion of adjustable rate mortgages into fixed rate or fully indexed, fully amortizing adjustable rate mortgages; capitalization of delinquent amounts; or any combination of these actions.  Servicers are instructed to consider the borrower’s ability to repay the modified obligation to final maturity according to its terms, taking into account the borrower’s total monthly housing-related payments as a percentage of the borrower’s gross monthly income, the borrower’s other obligations, and any additional tax liabilities that may result from loan modifications. Where appropriate, servicers are encouraged to refer borrowers to qualified non-profit and other homeownership counseling services and/or to government programs that are able to work with all parties and avoid unnecessary foreclosures. The guidance states that servicers are expected to treat consumers fairly and to adhere to all applicable legal requirements.

•
Housing and Economic Recovery Act of 2008:  Enacted in July 2008, this legislation, among other things, established new Fannie Mae, Freddie Mac and FHA conforming loan limits and established a new Federal Housing Finance Agency.  It also established the new “HOPE for Homeowners Program” to refinance existing borrowers meeting eligibility requirements into fixed-rate FHA mortgage products.  This act also provided for a comprehensive, nationwide licensing and registry system for mortgage originators.  The federal direction to states to adopt national loan originator licensing standards will be implemented in California through the California Department of Real Estate (DRE).  Much of what has been adopted at the federal level has already been in effect in California under the DRE’s regulatory authority for a number of years.  It is anticipated that new standards relating to continuing education requirements, among other things, will be incorporated into DRE regulations, once implemented.

•
New Regulations Establishing Protections for Consumers in the Residential Mortgage Market.  In 2008, the Federal Reserve Board issued new regulations under the federal Truth-in-Lending Act and the Home Ownership and Equity Protection Act (HOEPA). For mortgage loans governed by HOEPA, the new regulations further restrict prepayment penalties, and enhance the standards relating to the consumer’s ability to repay.  For a new category of closed-end “higher-priced” mortgage loans, the new regulations restrict prepayment penalties, and require escrows for property taxes and property-related insurance for most first lien mortgage loans.  For all closed-end loans secured by a principal dwelling, the new regulations prohibit the coercion of appraisers; require the prompt crediting of payments; prohibit the pyramiding of late fees; require prompt responses to requests for pay-off figures; and require the delivery of transaction-specific Truth-in-Lending Act disclosures within three business days following the receipt of an application.  The new regulations also impose new restrictions on mortgage loan advertising for both open-end and closed-end products. In general, the new regulations are effective October 1, 2009, with certain exceptions.

•
Proposed Amendments to the U.S. Bankruptcy Code:  Since 2008, proposed legislation has been introduced before the U.S. Congress for the purpose of amending Chapter 13 in order to permit bankruptcy judges to modify certain terms in certain mortgages in bankruptcy proceedings, a practice commonly known as cramdown.  Presently, Chapter 13 does not permit bankruptcy judges to modify mortgages of bankrupt borrowers.  While the breadth and scope of the terms of the proposed amendments to Chapter 13 differ greatly, some commentators have suggested that such legislation could have the effect of increasing mortgage borrowing costs and thereby reducing the demand for mortgages throughout the industry. It is too early to tell when or if any of the proposed amendments to Chapter 13 may be enacted as proposed and what impact any such enacted amendments to Chapter 13 could have on the mortgage industry.

Some local and state governmental authorities have taken, and others are contemplating taking, regulatory action to require increased loss mitigation outreach for borrowers, including the imposition of waiting periods prior to the filing of notices of default and the completion of foreclosure sales and, in some cases, moratoriums on foreclosures altogether.

APPENDIX B

August 21, 2009

Redwood Mortgage Investors VII,
a California limited partnership
900 Veterans Blvd., Suite 500
Redwood City, CA  94063

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Thomas Kluck

Re:	Redwood Mortgage Investors VII, a California Limited Partnership
Form 10-K for the year ended December 31, 2008
File No. 0-19992

Dear Mr. Kluck:

In connection with the response letter of Baker & McKenzie, of even date herewith, which responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 10, 2009, Redwood Mortgage Investors VII, a California limited partnership (the “Partnership”) hereby acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael R. Burwell

Michael R. Burwell
General Partner
Redwood Mortgage Investors VII